UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

HYDROGEN FUTURE CORP.

Common Stock, par value $0.001

 CUSIP # 44887W204

March 11, 2014

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44887W204	13G	Page 1 of 4

1.	Name of Reporting Person Southridge Partners II LP

I.R.S. Identification No. of Above Person (entities only) 52-2090686

2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power	14,086,572

Number of Shares	6.	Shared Voting Power	14,086,572
Owned by Each
Reporting Person	7.	Sole Dispositive Power	14,086,572
With
	8.	Shared Dispositive Power	14,086,572

8.	Shared Dispositive Power 14,086,572

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,086,572

Reporting Person is the beneficial owner of 14,086,572 shares of common stock. In addition, Reporting Person holds Issuer’s convertible notes in the aggregate principal amount of $250,000.00. The Notes may not be converted into common stock such that the Reporting Person would beneficially own more the 9.99% of the Issuer’s common stock at any given time. Reporting Person disclaims beneficial ownership of the Issuer’s securities held by any other person or entity.

10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 8.7%

12.	Type of Reporting Person PN

CUSIP No. 44887W204	13G	Page 2 of 4

ITEM 1	(a) NAME OF ISSUER HYDROGEN FUTURE CORP.

(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES 2525 Robinhood Street, Suite 1100, Houston, TX 77005

ITEM 2	(a) NAME OF PERSON FILING Southridge Partners II LP

(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

90 Grove Street, Ste. 206, Ridgefield CT 06877

(c) CITIZENSHIP

United States of America

(d) TITLE OF CLASS OF SECURITIES

Common Stock, Par Value $0.001

(e) CUSIP NUMBER

44887W204

ITEM 3	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act
(b)	[ ] Bank as defined in section 3(a)(6) of the Act
(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act
(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940
(e)	[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
(f)	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
(g)	[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

CUSIP No. 44887W204	13G	Page 3 of 4

(h)	[ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

(j)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to Rule 13d-1(c), check this box [ ]

ITEM 4	OWNERSHIP

(a)           Amount beneficially owned: Reporting Person is the beneficial owner of 14,086,572 shares of common stock. In addition, Reporting Person holds Issuer’s convertible notes in the aggregate principal amount of $250,000.00. The Notes may not be converted into common stock such that the Reporting Person would beneficially own more the 9.99% of the Issuer’s common stock at any given time. Reporting Person disclaims beneficial ownership of the Issuer’s securities held by any other person or entity.

(b)	Percent of class: 8.7%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 14,086,572

(ii) Shared power to vote or to direct the vote: 14,086,572

(iii) Sole power to dispose or to direct the disposition of: 14,086,572

(iv) Shared power to dispose or to direct the disposition of: 14,086,572

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

N/A

ITEM 7  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

N/A

CUSIP No. 44887W204	13G	Page 4 of 4

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

N/A

ITEM 9	NOTICE OF DISSOLUTION OF GROUP

N/A

ITEM 10 CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Southridge Partners II LP

Stephen Hicks

By: Stephen Hicks

Its: President of the General Partner

Date: March 11, 2014